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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: February 29, 2008 Estimated average burden hours per response . . . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-132985

Delta and Pine Land Company Defined Contribution Plan

(Exact name of registrant as specified in its charter)

800 N. Lindbergh Blvd., St. Louis, MO 63167

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Participation Interests in the Delta and Pine Land Company Defined Contribution Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date: None

Explanatory Note: On August 5, 2007, the Delta and Pine Land Company Defined Contribution Plan (the “Plan”) was amended to freeze the Plan such that: (i) active participants ceased to be eligible to make elective deferrals, to receive contribution allocations and to accrue benefits under the Plan; and (ii) no new employees would participate in the Plan. The Plan was merged into the Monsanto Savings and Investment Plan on December 31, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Monsanto Savings and Investment Plan (successor by merger to the Delta and Pine Land Company Defined Contribution Plan), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Monsanto Savings and Investment Plan

Date: January 30, 2008	By:	/s/ David. F. Snively
David F. Snively, Senior Vice President, Secretary and General Counsel Monsanto Company, sponsor to the Monsanto Savings and Investment Plan

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